Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156633

KBS STRATEGIC OPPORTUNITY REIT, INC.
SUPPLEMENT NO. 11 DATED DECEMBER 14, 2011
TO THE PROSPECTUS DATED APRIL 27, 2011

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT, Inc. dated April 27, 2011, as supplemented by supplement no. 1 dated April 27, 2011, supplement no. 2 dated April 27, 2011, supplement no. 3 dated May 10, 2011, supplement no. 4 dated July 7, 2011, supplement no. 5 dated August 12, 2011, supplement no. 6 dated October 4, 2011, supplement no. 7 dated October 21, 2011, supplement no. 8 dated November 9, 2011, supplement no. 9 dated November 9, 2011 and supplement no. 10 dated November 28, 2011. As used herein, the terms "we," "our" and "us" refer to KBS Strategic Opportunity REIT, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership, which we refer to as our "Operating Partnership," and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the probable acquisition of 1,375 acres of undeveloped land in North Las Vegas, Nevada.
Probable Real Estate Investment
On December 12, 2011, we, through an indirect wholly owned subsidiary, were the successful bidder in a bankruptcy auction of 1,375 acres of undeveloped land in North Las Vegas, Nevada ("Park Highlands"). Our bid for Park Highlands was $21.0 million. We intend to fund the purchase of Park Highlands with proceeds from this offering and contributions from joint venture partners. We intend to enter into a joint venture arrangement with joint venture partners in connection with the closing of the Park Highlands acquisition. Our bid to acquire Park Highlands is subject to final court approval and there can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit up to $1.1 million of earnest money.
Park Highlands is comprised of parcels totaling approximately 1,375 acres within a 2,675-acre, block-platted, master planned community located in North Las Vegas, Nevada. The property has entitlements, or is in the process of being entitled,  for over 7,200 residential units, 120 acres of commercial and resort uses and a complement of parks and public facilities. After closing the business plan involves strategically clarifying the existing entitlements of the master planned community however we anticipate that the overwhelming majority of future value increases will come as a result of a general improvement in the local economy.  We expect to incur approximately $2 million in costs to strategically clarify the existing entitlements of the master planned community.  These costs are preliminary estimates and circumstances may cause the amount to fluctuate significantly.  We generally expect to fund our portion of the costs associated with this business plan with proceeds from this offering.

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